                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                              ALLTRISTA CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    020040101
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 020040101                   13D             Page 2 of 6 Pages
---------------------------------                 ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                    477,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                 8        SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER

                                477,200
               -----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     477,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

344580.1

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CUSIP No. 020040101                   13D             Page 3 of 6 Pages
---------------------------------                 ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    477,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                477,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    477,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 020040101                   13D             Page 4 of 6 Pages
---------------------------------                 ------------------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

    Item 3 is hereby amended to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 477,200 Shares of Common Stock owned by Steel  Partners II is  $6,232,600.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership funds.

    Item 5(a) is hereby amended to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon  6,936,244  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001.

            As of the close of business  on April 15,  2002,  Steel  Partners II beneficially  owned 477,200 Shares of Common Stock,  constituting  approximately
6.9% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 477,200
Shares,   constituting  approximately  6.9%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 477,200
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common Stock by the Reporting Persons since the filing of Amendment No. 4 to the
Schedule 13D. All of such transactions were effected in the open market.

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CUSIP No. 020040101                   13D             Page 5 of 6 Pages
---------------------------------                 ------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2002                     STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 020040101                   13D             Page 6 of 6 Pages
---------------------------------                 ------------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 ----------------------------------------------
                       Amendment No. 4 to the Schedule 13D
                       -----------------------------------

     Shares of
   Common Stock                     Price Per                    Date of
Purchased / (Sold)                   Share($)                Purchase / (Sale)
------------------                  ----------               -----------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     (25,000)                       23.00000                    (3/19/02)
      (3,600)                       30.01440                    (4/08/02)
     (20,200)                       30.05990                    (4/10/02)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None